United States
                       Securities and Exchange Commission
                             Washington, D.C. 20549


                                    FORM 6-K


                            Report of Foreign Issuer
                    Pursuant to Rule 13a-16 or 15d-16 under
                      the Securities Exchange Act of 1934




                           For the month of May 2002


                               ICICI Bank Limited
                (Translation of registrant's name into English)

                             4th floor, South Tower
                                 ICICI Towers,
                              Bandra-Kurla Complex
                             Mumbai, India 400 051
                    (Address of principal executive office)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

          Form 20-F  X                                 Form 40-F
                    ---                                          ---

  Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
               Commission pursuant to Rule 12g 3-2(b) under the
                       Securities Exchange Act of 1934.

          Yes                                          No  X
              ---                                         ---

 If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b).

                                Not applicable.

                               INDEX TO EXHIBITS

Item
----
1.     Letter dated May 7, 2002.

Nilesh Trivedi
Assistant Company Secretary

                                                                    May 7, 2002


The Head - Depository Services, Accounts and Listing
The Vadodara Stock Exchange Limited
Fortune Towers, Post Box no. 2547
Sayajigunj
Vadodara 390 005                              Kind Attn.: Shri Dishant Sagwaria
----------------                              ---------------------------------


Dear Sir,

I write with reference to the merger of ICICI Limited with ICICI Bank Limited and inform you that the Board of Directors of the Bank at its Meeting held on April 26, 2002 has appointed Mr. Jyotin Mehta as the Company Secretary and Compliance Officer of the Bank with effect from May 3, 2002 in place of Mr. Bhashyam Seshan.

You may contact him or the undersigned for any queries. The contact details are as follows:

1. Mr. Jyotin Mehta                      2. Mr. Nilesh Trivedi
   Company Secretary                        Assistant Company Secretary
   ICICI Bank Limited                       ICICI Bank Limited
   ICICI Bank Towers                        ICICI Bank Towers
   North Tower, 7th floor                   North Tower, 7th floor
   Bandra-Kurla Complex                     Bandra-Kurla Complex
   Mumbai 400 051                           Mumbai 400 051

   Tel   : 653 6701                         Tel   : 653 6710
   Fax   : 653 1228                         Fax   : 653 1230
   Email : jyotin.mehta@icicibank.com       Email : nilesh.trivedi@icicibank.com


With regards,

Yours faithfully,



Nilesh Trivedi

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: May 7, 2002

                                         ICICI Bank Limited


                                         By: /s/ Nilesh Trivedi
                                            ------------------------------
                                            Name:  Nilesh Trivedi
                                            Title: Assistant Company Secretary